

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 26, 2021

Jack Stover
Chief Executive Officer
NorthView Acquisition Corp
207 West 25th St, 9th Floor
New York, NY 10001

   **Re: NorthView Acquisition Corp
     Amendment No. 1 to
     Registration Statement on Form S-1
     Filed July 1, 2021
     File No. 333-257156**

Dear Mr. Stover:

  We have limited our review of your registration statement to those issues we have addressed in our comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amended Form S-1 filed July 1, 2021

Capitalization, page 62

1. We note that you are offering 18,000,000 common shares as part of your initial public offering of units, but only show 16,443,633 common shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the holder, in concluding that all 18,000,000 common shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Cavas S. Pavri